Exhibit 99.2

Mission NewEnergyLimited

One Mission : One Energy : NewEnergy

Interim Financial Report for the Half Year ended

31 December 2014

Table of Contents

Directors’ report	2
Review of operations	2
Lead Auditor’s Independence Declaration	5
Consolidated statement of profit or loss and other comprehensive income	6
Consolidated statement of financial position	8
Consolidated statement of changes in equity	10
Consolidated statement of cash flows	12
Condensed notes to the consolidated interim financial statements	13
Directors’ declaration	28
Independent review report to the members of Mission NewEnergy Ltd	29

Directors’ report

The Director’s present their report together with the consolidated interim financial report for the six months, ended 31 December 2014 and the review report thereon.

Directors

The Director’s of the Company at anytime during or since the end of the interim period are:

Name	Period of directorship
Non-executive
Datuk Zain Yusuf (Chairman) (Non-executive Director)	Chairman since 1 July 2014. Director since 24 January 2006.

Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor (Non-executive Director)	Director since 25 June 2009
Mr. Mohd Azlan bin Mohammed	Director since 15 September 2014
Executive
Mr Nathan Mahalingam (Group Chief Executive Officer)	Director since 17 November 2005
Mr Guy Burnett (Chief Financial Officer)	Director since 6 April 2009
Mr James Garton (Head of Corporate Finance)	Director since 1 July 2014

Review of operations

Summary of results

Revenue for the consolidated group amounted to $688,222 (2013: $10,355,109). Net profit of the consolidated group, after providing for interest, impairment, depreciation, amortisation and income tax amounted to $28,678,281 (2013: $3,585,011 profit). The net profit for the year included an impairment reversal of the 250,000 tpa refinery that had previously been fully impaired to a value of $27,586,573.

Dividends Paid or Recommended

No dividends have been paid or declared for payment.

Review of Operations

Corporate

The Company continued with its corporate re-structure and is in the process of reviewing several business opportunities, with its focus mainly on income generating businesses with growth potential in the energy, biomass to energy, oil and gas sectors.

During the period up until 31 December 2014, the Company was pleased to settle $2.3 million of the convertible note utilising the majority of proceeds from the settlement of the Indonesian Arbitration.

Throughout the period the Company continued with multiple legal actions and arbitration proceedings with defaulting EPCC contractor KNM Process Systems in Malaysia. KNM continues to be over 5 years late in deliverying the 250,000 tpa biodiesel plant in Kuantan Malaysia (“M2 Plant”). Additionally, KNM sought legal actions against Mission in Australia seeking to have Mission re-instate a letter of credit relating to the M2 Plant despite the contract stating the letter of credit has expired.

2

In continuing its corporate and financial restructure, the Company has reduced its share captial and historic losses by A$110 million, as per the Shareholder approval at the AGM in October 2014.

Biodiesel feedstock Segment

In Spetember 2014 the Company was pleased to announce that its Malaysian subsidiary, M2 Capital Sdn Bhd (M2 Capital) has entered into a Joint Venture and Shareholders Agreement with Felda Global Ventures Downstream Sdn Bhd (“FGVD”), a subsidiary of Felda Global Ventures Holdings Berhad, and Benefuel International Holdings S.A.R.L (Benefuel) to establish a new joint venture company, to own and operate the 250,000 tpa refinery at Kuantan Port belonging to Mission’s Malaysian subsidiary, Mission Biofuels Sdn Bhd (MBSB) which is to be retrofitted using Benefuel’s proprietary “ENSEL®” technology. This will enable the Joint Venture to produce high quality biodiesel from lower cost feedstock. Pursuant to the Joint Venture, Mission’s Malaysian subsidiary, Mission Biofuels Sdn Bhd (“MBSB”) simultaneously signed a Plant Purchase Agreement to sell its 250,000 tpa biodiesel refinery to the Joint Venture company for a sum of US$22.5 million. M2 Capital will re-invest part of the proceeds for a 20% equity stake in the joint venture company, with the balance of the equity held by FGVD (60%) and Benefuel (20%). At the date of this report the transaction has closed with all conditions precedent having been fulfilled and proceeds received. Therefore the sales value portion of the previously impaired refinery has been reversed and reflected as an asset in the half year financial report.

Downstream Palm Oil Joint Venture Project

The Indonesian Arbitration hearings were concluded during the period with the award of US$3.36 million being received.

Discontinued Operations

The Indian lender to Mission’s discontinued Indian operataions has exercised their option to take all shares in the Indian operations as full and final settlement of the defaulted debt obligation.

Financial Position

The Group showed a profit for the six months ended 31 December 2014 of $28,678,281 (2013: $3,585,011 profit), a current assets less current liability surplus of $1,045,779 (30 June 2014: $3,726,155) and a net asset surplus of $13,450,988 (30 June 2014: deficit $11,351,221) at balance date. The Group’s net cash used in operating activities for the six months ended 31 December 2014 was $1,059,721 (2013: used $1,605,941).

Subsequent Events

Other than the matters discussed below, there have been no significant subsequent events up until the date of signing this financial report.

In February 2015 the conditions precedent for completing the sale of the Group’s 250,000 tpa refinery were completed and sales proceeds of US$22.5 million fully received.

3

Note holders have agreed to cancel all outstanding convertible notes, thereby forgoing a financial liability of approximatly A$25 million in consideration for US$12m (approximately A$15.6 million) from the proceeds from the sale of the refinery, Mission’s ownership in Oleovest, Mission’s ownership in Mission Agro Energy, and a contingent claim on any proceeds returned to Mission from funds held back from the sale of the refinery held as judgement and contractual deposits.

The remaining cash from the refinery sales proceeds have been utilised to re-invest into the new joint venture company holding the 250,000 tpa refinery, comply with a consent order recorded by the high court of Malaysia, settle secured inter company loans, other contractual deposits as part of the sale agreement and the balance is to be used for general working capital purpuses.

Pursuant to shareholder approval on 27 October 2014, the Company issued 15,000,000 shares.

Significant Changes in State of Affairs

There have been no significant changes to the state of affairs up to the date of signing this financial report.

Lead auditor’s independence declaration

The lead auditor’s independence declaration is set out on page 5 and forms part of the Directors’ Report for the six months ended 31 December 2014.

Dated at Perth this 27th day of February 2015.

Signed in accordance with a resolution of the Directors:

_______________________________

Nathan Mahalingam

Managing Director

4

Mission NewEnergy Ltd

Lead Auditor’s Independence Declaration

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

DECLARATION OF INDEPENDENCE BY BRAD MCVEIGH TO THE DIRECTORS OF MISSION NEWENERGY LIMITED

As lead auditor for the review of Mission NewEnergy Limited for the half-year ended 31 December 2014, I declare that, to the best of my knowledge and belief, there have been:

1              No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

2              No contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Mission NewEnergy Limited and the entities it controlled during the period.

Brad McVeigh

Director

BDO Audit (WA) Pty Ltd

Perth, 27 February 2015

5

Mission NewEnergy Ltd

Consolidated statement of profit or loss and other comprehensive income

For the six months ended on 31 December 2014

	Note	31.12.2014	31.12.2013
Continuing operations
Sale of goods		-	-
Other revenue	5	688,222	10,355,109
Total revenue		688,222	10,355,109
Employee benefits expense		(414,292)	(860,608)
Net foreign exchange gain/(loss)		3,327,071	(1,497,266)
Plant expenses		(206,177)	(160,937)
Travel expenses		(67,730)	(93,308)
Shareholder expenses		(35,779)	(28,202)
Consultants expenses		(8,017)	(3,029)
Other expenses from ordinary activities		(632,118)	(349,737)
Rental expenses		(900)	(10,146)
Depreciation and amortisation		(2,821)	(4,477)
Impairment of subsidiary loan	4a	-	(123,808)
Reversal / (Impairment) of property, plant and equipment	4a	27,586,573	(76,112)
Finance costs		(1,555,751)	(3,431,179)
Profit from continuing operations before income tax		28,678,281	3,716,300
Income tax (expense)/benefit		-	-
Net Profit for the period before non controlling interest		28,678,281	3,716,300
Profit for the year from discontinued operations	11	-	137,576
Loss on deconsolidation of discontinued operations	11	-	(268,865)
Profit for the year		28,678,281	3,585,011
Attributable to:
Members of the parent		28,533,196	3,696,403
Non-controlling interests		145,085	(111,392)

6

Mission NewEnergy Ltd

Consolidated statement of profit or loss and other comprehensive income (contd.)

For the six months ended on 31 December 2014

	31.12.2014	31.12.2013

Profit / (Loss) for the period	28,678,281	3,585,011
Other comprehensive income Items that will be realised through profit or loss: Exchange differences on translating foreign operations	2,920,320	2,789,965
Gain on settlement of portion of Series 4 Convertible Notes	(123,934)	-
Exchange loss on deconsolidation of discontinued operation	-	(1,980,571)
Other comprehensive (loss)/income for the period net of tax	2,796,386	809,394
Total comprehensive (loss)/income for the period	31,474,667	4,394,405
Attributable to owners of the parent	31,329,582	4,505,797
Attributable to non-controlling interests	145,085	(111,392)
Comprehensive (loss)/income from Continuing Operations	31,598,601	6,506,265
Comprehensive (loss)/income from Discontinued Operation	-	(2,111,860)

Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	6	1.11	0.35
Diluted earnings/(loss) per share (dollars)	6	1.11	0.35

Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	6	1.10	0.34
Diluted earnings/(loss) per share (dollars)	6	1.10	0.34

The accompanying notes form part of this financial report

7

Mission NewEnergy Ltd

Consolidated statement of financial position

As at 31 December 2014

	Note	31.12.2014	30.6.2014
CURRENT ASSETS
Cash and cash equivalents		1,175,854	451,953
Trade and other receivables		669,603	3,549,702
Other assets		107,400	-
Current tax assets		96	-
		1,952,953	4,001,655
Assets classified as held for sale	9	27,586,573	-
Total current assets		29,539,526	4,001,655
NON-CURRENT ASSETS
Property, plant and equipment	9	-	2,821
Investment in Associates	10	110,733	-
Other assets		-	44,789
Total non-current assets		110,733	47,610
TOTAL ASSETS		29,650,259	4,049,265
CURRENT LIABILITIES
Trade and other payables		487,710	125,765
Short-term provisions		419,464	149,735
Total current liabilities		907,174	275,500
NON-CURRENT LIABILITIES
Financial liabilities	11	15,292,097	15,124,986
Total non-current liabilities		15,292,097	15,124,986
TOTAL LIABILITIES		16,199,271	15,400,486
NET ASSETS / (LIABILITIES)		13,450,988	(11,351,221)

The accompanying notes form part of this financial report

8

Mission NewEnergy Ltd

Consolidated statement of financial position (contd.)

As at 31 December 2014

	Note	31.12.2014	30.6.2014
EQUITY
Issued capital	7	523,197	110,523,197
Reserves		10,906,555	19,814,057
Accumulated surplus / (loss)		1,947,015	(141,617,611)
Non-controlling interests		74,221	(70,864)
TOTAL EQUITY (DEFICIENCY)		13,450,988	(11,351,221)

The accompanying notes form part of this financial report

9

Mission NewEnergy Ltd

Consolidated statement of changes in equity

For the six months ended 31 December 2014

Consolidated Group	Ordinary Share Capital	Accumulated surplus / (loss)	Share Based Payment Reserve	Foreign Currency Translation	Convertible Notes Reserve	Non-controlling Interests	Total
1 July 2014	110,523,197	(141,617,611)	4,907,496	3,216,319	11,690,242	(70,864)	(11,351,221)
Profit (loss) attributable to members of the Group	-	28,533,196	-	-	-	145,085	28,678,281
Other comprehensive income/(loss) for the period	-	123,934	-	(2,920,320)	-	-	(2,796,386)
Total comprehensive income	-	28,657,130	-	(2,920,320)	-	145,085	25,881,895
Transactions with owners in their capacity as owners
Settlement of $2.3m of series 4 con note debt	-	-	-	-	(1,079,686)	-	(1,079,686)
Share capital reduction via accumulated losses offset[1]	(110,000,000)	110,000,000	-	-	-	-	-
Share based payment reserve cleared	-	4,907,496	(4,907,496)	-	-	-	-
31 December 2014	523,197	1,947,015	-	295,999	10,610,556	74,221	13,450,988

_________________

1 The share capital reduction does not affect the number of fully paid ordinary shares on issue by the Company

10

Mission NewEnergy Ltd

Consolidated statement of changes in equity

For the six months ended 31 December 2013

Consolidated Group	Ordinary Share Capital	Accumulated loss	Share Based Payment Reserve	Foreign Currency Translation	Convertible Notes Reserve	Non-controlling Interests	Total
1 July 2013	110,415,197	(136,188,232)	4,907,496	(65,248)	8,480,845	(53,978)	(12,503,920)
Profit (loss) attributable to members of the Group		3,696,403				(111,392)	3,585,011
Other comprehensive income/(loss) for the period		(1,980,571)		2,789,965			809,394
Total comprehensive income	-	1,715,832	-	2,789,965	-	(111,392)	4,394,405
Transactions with owners in their capacity as owners
Settlement of $7.5m of series 3 con note debt		1,003,108			(1,934,279)		(931,171)
Settlement of Series 3 Convertible Note[2]		(5,143,676)			(6,546,566)		(11,690,242)
Equity portion of series 4 convertible note					11,690,242		11,690,242
31 December 2013	110,415,197	(138,612,968)	4,907,496	2,724,717	11,690,242	(165,370)	(9,040,686)

The accompanying notes form part of this financial report

____________________________

2 The Series 3 Convertible notes were deemed to be settled on conversion to Series 4 Convertible notes.

11

Mission NewEnergy Ltd

Consolidated statement of cash flows

For the six months ended 31 December 2014

	Note	31.12.2014	31.12.2013
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		-	664,354
Payments to suppliers and employees		(1,060,695)	(1,157,650)
Interest received		1,017	-
Finance costs		-	(1,112,595)
Income tax paid		(43)	(50)
Net cash used in operating activities		(1,059,721)	(1,605,941)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	9	-	(4,231)
Proceeds from Indonesian Joint venture settlement		3,771,128	-
Proceeds from sale of assets		242,758	10,973,574
Investment in associate		(110,733)	-
Deposits released/(placed) as security for performance bond		20,565	-
Net cash generated from investing activities		3,923,718	10,969,343

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares, options (net of costs)		-	-
Proceeds from borrowings		-	303,479
Repayment of borrowings		(2,344,391)	(9,371,693)
Net cash used in financing activities		(2,344,391)	(9,068,214)

NET INCREASE (DECREASE) IN CASH HELD		519,606	295,188
Cash at beginning of the financial year		451,953	1,419,617
Cash balance from discontinued operation		-	(2,408)
Effects of exchange rate fluctuations of cash held in foreign currencies		204,295	26,022
CASH AND CASH EQUIVALENTS AT END OF PERIOD		1,175,854	1,738,419

The accompanying notes form part of this financial report

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Mission NewEnergy Ltd

Condensed notes to the consolidated interim financial statements

For the six months ended 31 December 2014

1.      Nature of operations and general information

Mission New Energy Limited is a renewable energy company domiciled in Australia (ACN: 117 065 719) and:

•	listed on the ASX (MBT) with its operations in Malaysia;

•	That subsequent to year end has a 20% interest in a Joint Venture owning a 250,000 tpa (approx. 75 million gallon p.a.) biodiesel refinery which will be retrofitted to produce bioiesel from lower cost feedstock.

2.      Basis of preparation

The interim consolidated financial report of the Company as at and for the six months ended 31 December 2014 comprises the Company and its subsidiaries (together referred to as the “Group”), and have been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The financial statements have been prepared on a going concern basis.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the Group as at and for the year ended 30 June 2014. The consolidated annual financial report of the Group as at and for the year ended 30 June 2014 is available upon request from the Company’s registered office at Unit B9, 431 Roberts Road, Subiaco WA 6008 or at www.missionnewenergy.com.

This consolidated interim financial report was approved by the Board of Directors on the 27th February 2015.

13

Mission NewEnergy Ltd

Condensed notes to the consolidated interim financial statements (contd.)

3.      Significant accounting policies

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting.

New, revised or amending Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

New Accounting Standards and Interpretations not yet effective

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The following standards issued but not affective are currently applicable to the group.

AASB 9 Financial Instruments and its consequential amendments

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2017 and completes phases I and III of the IASB's project to replace IAS 39 (AASB 139) 'Financial Instruments: Recognition and Measurement'. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity's own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. Chapter 6 'Hedge Accounting' supersedes the general hedge accounting requirements in AASB 139 and provides a new simpler approach to hedge accounting that is intended to more closely align with risk management activities undertaken by entities when hedging financial and non-financial risks. The consolidated entity will adopt this standard and the amendments from 1 July 2017 but the impact of its adoption is yet to be assessed by the consolidated entity.

AASB 15: Revenue from Contracts with Customers

An entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This means that revenue will be recognised when control of goods or services is transferred, rather than on transfer of risks and rewards as is currently the case under IAS 18 Revenue.  The standard is effective for annual reporting periods beginning on or after 1 January 2017 and therefore from 1 July 2017 for the group. There will be no impact on the financial statements when these amendments are first adopted.

14

Mission NewEnergy Ltd

 AASB 2014-10 Amendments to Australian Accounting Standards - Sale or Contribution of Assets  between An Investor and its Associate or Joint Venture

Removes the inconsistency between AASB 10 Consolidated Financial Statements and AASB 128 Investments in Associates and Joint Ventures in accounting for transactions where a parent loses control over a subsidiary that is not a business under AASB 3 Business Combinations, by selling part of its interest to an associate or joint venture, or by selling down part of its interest so that the remaining investment becomes an associate or joint venture.  The standard is effective for annual periods beginning on or after 1 January 2016 and therefore 1 July 2016 for the group. There will be no impact on the financial statements when these amendments are first adopted

4.      Estimates

The preparation of interim financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates.

Except as described below, in preparing this consolidated interim financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at and for the year ended 30 June 2014. During the six months ended 31 December 2014 management reassessed its estimates in respect of:

a.             Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

15

Mission NewEnergy Ltd

Credit risk of receivables

Malaysian operations

Credit risk for receivables at 31 December 2014 in the refining operations result from amounts recoverable from an EPCC contractor whereby the Group incurred costs during commissioning testing which the EPCC contractor was obliged to pay. This receivable is now part of arbitration and trial proceedings with the EPCC contractor and has not been impaired.

Property, Plant and Equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

Impairment of refinery

The Board reviews the carrying value of its refinery asset at each reporting date. The Board had previously determined to write down the carrying value of the refinery. At the date of this report all conditions precedent have been fulfilled and proceeds received and the sales value of the refinery has been reversed and reflected as an asset in the half year financial report.

Summary of asset impairments / reversals	December 2014	December 2013
Impairment of refinery asset	-	(76,112)
Impairment reversal of refinery asset	27,586,573	-
Impairment of subsidiary loan on deconsolidation	-	(123,808)
Total	27,586,573	(199,920)

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Mission NewEnergy Ltd

Condensed notes to the consolidated interim financial statements (contd.)

5.      Other revenue

	31.12.2014	31.12.2013
Gain on re-structure of Series 3 Convertible Note*	-	9,671,893
Other	688,222	683,216
	688,222	10,355,109

* The restructure of the terms of the convertible notes in the 2013 financial year resulted in a gain, which is recognised on the profit and loss.

6.      Earnings per share

The calculation of the basic earnings per share is based on profits/(losses) attributable to ordinary shareholders divided by the weighted average number of shares in issue during the period.

The calculation of diluted earnings per share is based on the basic earnings/(loss) per share, adjusted to allow for the potential issue of shares, on the assumed conversion of all dilutive options and other dilutive potential ordinary shares.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.

	31.12.2014	31.12.2013
Profit/(loss) after tax and earnings attributable to ordinary share holders	28,533,196	3,696,403
Weighted average number of shares (used for basic earnings per share)	25,870,275	10,870,275
Diluted weighted average number of shares (used for diluted earnings per share)	25,870,275	10,870,275
Basic earnings per share – continuing operations - $	1.11	0.34
Diluted earnings per share – continuing operations - $	1.11	0.34
Basic earnings per share – attributable to ordinary equity holders - $	1.10	0.34
Diluted earnings per share – attributable to ordinary equity holders - $	1.10	0.34

17

Mission NewEnergy Ltd

Condensed notes to the consolidated interim financial statements (contd.)

7.	Share issues

During the six months to 31 December 2014, there were no new issues of ordinary shares.

	Numbers	A$ (net of issue costs)
30 June 2013	10,870,275	110,415,197
Share issue – April 2014	15,000,000	108,000
30 June 2014	25,870,275	110,523,197
Share issue	-	-
Share capital reduction via accumulated losses offset	-[3]	(110,000,000)
31 December 2014	25,870,275	523,197

________________________

3 The share capital reduction does not affect the number of fully paid ordinary shares on issue by the Company.

18

Mission NewEnergy Ltd

Condensed notes to the consolidated interim financial statements (contd.)

8.	Segment report

For the six months ended 31 December 2014

	Biodiesel (Continuing operations)	Corporate	Consolidated (Continuing operations)	Jatropha and Power Generation (India) (Discontinued Operation)	Consolidated (Continuing and Discontinued Operations)
External sales	-	-	-	-[4]	-
Other revenue	7,841	680,381	-	-	688,222
Total segment revenue	7,841	680,381	-	-	688,222
Segment result	29,887,753	(1,209,473)	28,533,196	-	28,533,196

Profit / (Loss) from ordinary activities before income tax			28,533,196	-	28,533,196

Segment assets	28,474,635	1,175,634	29,650,259	-	29,650,259
Segment liabilities	(588,478)	-	(16,199,271)	-	(16,199,271)

___________________________

4 The segment was deconsolidated from the Group from 1 October 2013

19

For the six months ended 31 December 2013

	Biodiesel (Continuing operations)	Corporate	Consolidated (Continuing operations)	Jatropha and Power Generation (India) (Discontinued Operation)	Consolidated (Continuing and Discontinued Operations)
External sales	-	-	-	140,021[5]	140,021
Other revenue	683,058	9,672,051	10,355,109	-	10,355,109
Total segment revenue	683,058	9,672,051	10,355,109	140,021	10,495,130
Segment result	(1,152,194)	4,868,494	3,716,300	(131,289)	3,585,011

Profit / (Loss) from ordinary activities before income tax			3,716,300	(131,289)	3,585,011

Segment assets	1,193,182	3,732,070	4,925,252	-	4,925,252
Segment liabilities	(51,974)	(13,913,964)	(13,965,938)	-	(13,965,938)

________________________

5 The segment was deconsolidated from the Group from 1 October 2013

20

Mission NewEnergy Ltd

Condensed notes to the consolidated interim financial statements (contd.)

The Managing Director/Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, and property, plant and equipment, net of allowances, provisions and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes. Segments exclude discontinued operations.

There were no intersegment transfers

Business and Geographical Segments

The Group has three key business segments. The Group’s business segments are located in Malaysia, Indonesia, and Mauritius with the Group’s head office located in Australia. The Biodiesel Refinery segment is located in Malaysia and the downstream palm oil project was located in Indonesia.

21

Mission NewEnergy Ltd

Condensed notes to the consolidated interim financial statements (contd.)

9.      Property, plant and equipment acquisitions and capital commitments

Acquisitions and disposals

During the six months ended 31 December 2014 the Group acquired assets with a cash cost of NIL (six months ended 31 December 2013: $4,321). In September 2014, the Group signed a joint venture and Plant Purchase Agreement for the disposal its 250,000 tpa refining asset for US$22,500,000. At the date of this report all conditions precedent have been fulfilled and proceeds received and the previously impaired value of the refinery has been reversed and reflected as an asset in the half year financial report.

Capital expenditure commitments

The capital commitments previously disclosed relate to an estimate of the net amount payable to the EPCC contractor of the 250,000 tpa refinery that may have been payable, pending appropriate commissioning of the refinery and the outcome of the arbitration hearings underway. At 31 December, the value of this capital commitment, if confirmed due and payable, was $1.76 million[6]. As at the date of this report, this refinery has now been sold and hence commissioning is not possible, and the legal proceedings are not yet complete, and thus any amount payable to or receivable from the EPCC contractor is now reflected as a Contingent Liability/Asset in note 13.

10.    Investment in Associates

During the period the Group signed a Plant Purchase Agreement to sell the groups 250,000 tpa refinery to a Joint venture Company, of which Mission will own 20%. This shareholding will be held via a new subsidiary company, M2 Capital Sdn Bhd.

 ________________________

6 This value is net of late delivery charges and other costs the Group believes are eligible to offset against the completion payments of the second biodiesel plant. This value does not reflect the value of possible inflows from counter claims against the EPCC contractor.

22

Condensed notes to the consolidated interim financial statements (contd.)

11.    Financial Liabilities

The following loans and borrowings (non-current and current) were issued and repaid during the six months ended 31 December 2014:

Non Current liabilities
Balance at 1 July 2014 - includes interest accrued	15,124,986
Amortisation of equity component of Convertible Notes.	805,959
Interest accrued.	749,792
Transfer of amortised portion of Equity portion of Convertible Notes to Retained earnings on settlement of $2.3m of series 4 Convertible notes.	(123,936)
Repayment to convertible note holders (liability portion).	(1,264,704)
Balance at 31 December 2014 – includes interest accrued	15,292,097

Non-current liabilities – nominal value
Convertible notes – reported value	15,292,097
Less – Interest accrued	(1,511,306)
Unamortised equity component	9,258,578
Nominal value – payable in December 2018	23,039,369

During the period up until 31 December 2014, the Company settled $2.3 million (nominal) of the Series 4 convertible note.

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Mission NewEnergy Ltd

12.    Discontinued Operation

Discontinued operations – Power generation and Jatropha segment

The Indian operations have been deconsolidated from the Group financial statements with effect from 1 October 2013 due to an effective change in control at that date.

	31.12.2014	31.12.2013
Revenue	-	140,021
Cost of Sales	-	(54,936)
Write back of related co loans	-	114,063
Other expenses	-	(5,528)
Finance costs	-	(56,044)
Profit for the year from discontinued operations	-	137,576

Loss on Deconsolidation of Discontinued Operation: Consideration - Nil
Current Assets	-	(155,441)
Non Current Assets	-	(1,859,568)
Current Liabilities	-	744,031
Non current Liabilities	-	1,002,113
Loss to group from Net Assets derecognised	-	(268,865)

Exchange loss on deconsolidation of discontinued operation	-	(1,980,571)

Comprehensive income from Discontinued Operation	-	(2,111,860)

	31.12.2014	30.06.2014
Asset and Liabilities
Total Assets	-	-
Total Liabilities	-	-

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Mission NewEnergy Ltd

13.    Fair values of financial instruments

a)	Recurring fair value measurements

The group does not have any financial instruments that are subject to recurring or non-recurring fair value measurements.

	Carrying Amount $	Fair Value $	Level 1	Level 2	Level 3
Non-current Liabilities	15,292,097	15,774,222	-	15,774,222	-

The fair value measurements are shown by level of the following fair value measurement hierarchy:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities
•	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly, and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The non-current liabilities above are the Groups convertible notes, which are deemed a Level 2 financial instrument. As there is no active market for these convertible notes, this financial instrument is valued using observable market data and therefore is categorised as a Level 2 financial instrument.

b)	Fair value of financial instruments not carried at fair value

The following instruments are not carried at fair value in the statement of financial position. These had the following carrying amount and the fair values at 31 December 2014:

	Carrying Amount $	Fair Value $
Current Assets
Trade and other receivables	1,952,953	1,952,953

Current Liabilities
Trade and other payables	907,174	907,174

Due to their short term nature, the carrying amount of these current assets and current liabilities is assumed to approximate their fair value.

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Mission NewEnergy Ltd

14.    Contingent Assets and Liabilities

A subsidiary of the Company has received various claims for payments from the contractor liable to complete the construction of Mission’s 250,000 tpa refinery. The subsidiary Company disputes these claims and has counter claimed on various matters. In addition the subsidiary Company has submitted that all these matters should be heard as part of the arbitration proceedings. These may result in an outflow or inflow of cash. Based on updated pleadings in the Malaysian arbitration, Mission is claiming a sum of RM63.13 million (A$22.13 million) excluding a claim for loss of profits of which the value is yet to be assessed and the EPCC Contractor is claiming around RM118 million (A$41.4 million). No amounts pertaining to these contingent assets or liabilities have been brought to account as the results of these proceedings have not yet been concluded.

On 3 July 2014 KNM Process Systems Sdn Bhd has applied to the courts in Australia to have Mission re-instate a letter of credit to the contractor of the second Biodiesel plant originally placed at construction commencement. The value claimed is RM30.5 million (A$10.69 million). This value part of the claim in the Malaysian proceedings. Mission has rejected this claim and the matter has been referred to arbitration under the Singapore International Arbitration Council (SIAC) rules.

The Group is not aware of any other contingent liabilities or contingent assets as at 31 December 2014.

15.    Related parties

Key management personnel receive compensation in the form of short-term employee benefits, post-employment benefits and share-based payments.

Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to others parties, unless otherwise stated. There were no related parties transaction during the six months ended 31 December 2014.

16.    Dividend

No dividends have been paid or declared for payment during the six months ended 31 December 2014.

17.    Subsequent Events

Other than the matters discussed below, there have been no significant subsequent events up until the date of signing this financial report.

In February 2015 the conditions precedent for completing the sale of the Group’s 250,000 tpa refinery were completed and sales proceeds of US$22.5 million fully received.

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Mission NewEnergy Ltd

Note holders have agreed to cancel all outstanding convertible notes, thereby forgoing a financial liability of approximately A$25 million in consideration for US$12m from the proceeds from the sale of the refinery, Mission’s ownership in Oleovest, Mission’s ownership in Mission Agro Energy, and a contingent claim on any proceeds returned to Mission from contractual deposits held back from the sale of the refinery held as judgement and contractual deposits.

The remaining cash from the refinery sales proceeds have been utilised to re-invest into the new joint venture company holding the 250,000 tpa refinery, comply with a consent order recorded by the high court of Malaysia, settle secured inter company loans, other contractual deposits as part of the sale agreement and the balance is to be used for general working capital purposes.

Pursuant to shareholder approval on 27 October 2014, the Company issued 15,000,000 shares.

27

Mission NewEnergy Ltd

Directors’ declaration

In the opinion of the directors of Mission New Energy Limited:

1.      The financial statements and notes set out on pages 6 to 27 are in accordance with the Corporations Act 2001 including:

(a)            giving a true and fair view of the Group’s financial position as at 31 December 2014 and of its performance for the six month period ended on that date; and

(b)           complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

2.      There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Perth this 27th day of February 2015.

Signed in accordance with a resolution of the directors:

_________________________

Nathan Mahalingam

Group Chief Executive Officer

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Mission NewEnergy Ltd

Independent review report to the members of Mission NewEnergy Ltd

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

INDEPENDENT AUDITOR’S REVIEW REPORT

To the members of Mission NewEnergy Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Mission NewEnergy Limited, which comprises the consolidated statement of financial position as at 31 December 2014, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year ended on that date, notes comprising a statement of accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2014 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Mission NewEnergy Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Mission NewEnergy Limited, would be in the same terms if given to the directors as at the time of this auditor’s review report.

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

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Mission NewEnergy Ltd

Independent review report to the members of Mission New Energy Ltd (contd.)

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Mission NewEnergy Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2014 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001

BDO Audit (WA) Pty Ltd

Brad McVeigh Director

Perth, 27 February 2015

30